VF 3/18/0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]NUAL AUDITED REPORT
FORM X-17A-5
PART III

04002992

SEC FILE NUMBER
8- 35120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Integrated Financial Planning Services
Applicant's Name: Barry Earnest Swanson

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Integrated Financial Planning Services
(No. and Street)

Karlstrasse 20, Heidelberg, Germany 69117
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Swanson 011-49-6221-23597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen L. Bridges
(Name – *if individual, state last, first, middle name*)

CMR 420, Box 706, APO, AE 09063
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 0 1 2004

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry E. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of 31 December, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

WITH THE US ARMED FORCES
AT HEIDELBERG, GERMANY) ss
APO AE 09102

Signature 19 Feb 04

President
Title

Notary Public CARLOS MOURA SPC/USA/ LEGAL SPECIALIST

Commission: Indefinite IAW 10 USC 1044a

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

To The President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services for the period of January 1 through December 31, 2003 and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the private organization. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standard require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Stephen L. Bridges, MBA
Public Accountant

February 13, 2004

Mr. Barry E. Swanson
Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg, Germany

In planning and performing my audit of the financial statements of Integrated Financial Planning Services for the year ended 31 December 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance of the internal control structure.

I also made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verification, and comparisons and recordation of differenced required by rule 17a-13 or in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, error or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I

noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Stephen L. Bridges, MBA
Public Accountant

February 13, 2004

STEPHEN L. BRIDGES
CMR 420, BOX 706
APO AE 09063

February 16, 2004

Integrated Financial Planning Services
Karl Strasse 20
69177 Heidelberg
Germany

Subject: Observations and Recommendations from the Fiscal Year 2003 Audit

Mr. Swanson,

Based upon my review of fiscal year 2003 transactions and the resulting financial statements, the following observations and recommendations are provided.

1. While the subsidiary ledger for Furniture and Equipment balanced with the general ledger control account, the property descriptions in the subsidiary ledger were not sufficient to allow for the identification of all property items. As a minimum, the subsidiary ledger descriptions should specify the number of units, unit price, manufacturer, model, serial number, acquisition date, and location of each item.

2. Income taxes, both German and United States, are being recorded when payment is made rather than during the fiscal year in which the income is earned. For example, the United States income tax expense of $11,181.00 as indicated on the 2003 income statement is actually the taxes for 2001. An accrual should be made for income taxes during the fiscal year in which the taxable income is earned. While the accrual will not exactly match the final tax liability, it will serve to better match revenue and expenses in the correct fiscal year.

3. There was on records to indicate that the business is insured against losses resulting from fire, natural disasters, or malicious damage. As such, sufficient internal resources may not be available to restore that business in the event of a calamitous event.

Except as noted above, the accounting records appear to be well maintained and supported with appropriate documentation.

Stephen L. Bridges
Accountant

Integrated Financial Planning Services
Audited Balance Sheet
December 31, 2003

		Dec 31, '03
ASSETS		
Current Assets		
Checking/Savings		
100 · Citibank - NY State		254,384.88
101 · Commerce Bank		462.24
102 · Commerzbank		28,492.25
111 · Citibank Money Market		1,110.83
Total Checking/Savings		284,450.20
Accounts Receivable		
1200 · Accounts Receivable		10,466.93
Total Accounts Receivable		10,466.93
Other Current Assets		
104 · Acct Rec - Other		8,047.16
106 · Acct Rec - Reps Comms		4,377.16
108 · Acct Rec - ANICO		9,223.47
110 · NASD Cash Account		2,514.05
113 · Acct Rec MF Commissions		3,630.48
115 · Cash on Deposit		5,000.00
132 · Prepaid Renewal Fees		7,640.00
134 · Prepaid Legal Fees		15,000.00
Total Other Current Assets		55,432.32
Total Current Assets		350,349.45
Fixed Assets		
140 · Furniture & Equipment		80,070.57
150 · A/D - Furn & Equip		-33,097.23
Total Fixed Assets		46,973.34
TOTAL ASSETS		**397,322.79**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
201 · AP Representatives		2,969.09
205 · Accounts Payable		4,580.72
210 · Comm. Payable		2,903.13
Total Other Current Liabilities		10,452.94
Total Current Liabilities		10,452.94
Total Liabilities		10,452.94
Equity		
300 · Owners Equity		207,066.35
3000 · Opening Bal Equity		261,546.74
309 · IFP, Ltd.		
Expenses Paid	-32,628.70	
FSA Fee Revenue	5,977.50	
Total 309 · IFP, Ltd.		-26,651.20
310 · Owners Draw		-141,537.49
311 · Owner's Contibution		73,087.21
Net Income		13,358.24
Total Equity		386,869.85
TOTAL LIABILITIES & EQUITY		**397,322.79**

Integrated Financial Planning Services
Audited Profit & Loss
December 31, 2003

		Jan - Dec '03
Ordinary Income/Expense		
Income		
404 · Rev - Life Insurance		304,259.52
405 · Rev - MF Commissions		1,289,448.48
410 · Rev - NASD Fees		
Cont. Ed. Fee	1,650.00	
Disclosure Fee	1,050.00	
Fingerprint Fee	780.00	
Registration	1,470.00	
Series 17	75.00	
Series 24 Exam	551.00	
Series 6 Exam	420.00	
Series 63 Exam	160.00	
State Regis Fee	1,920.00	
Termination Fee	2,900.00	
Total 410 · Rev - NASD Fees		10,976.00
412 · Rev - Study Guides		-146.00
415 · Rev - Bonding Fees		4,788.00
417 · Rev - Bus Card,Supp,Admin,etc		1,551.75
420 · Rev - Investment Fair		15,801.54
430 · Rev - Integrated Benefits		3,315.20
Total Income		1,629,994.49
Expense		
501 · Admin Fees		8,760.57
505 · Advertising		5,799.62
506 · Audit Expense		1,200.00
510 · Auto Expense		
Gas	2,324.12	
Parking	150.20	
Service	1,198.36	
Total 510 · Auto Expense		3,672.68
512 · Bank Service Charges		2,003.91
514 · Commissions-Side Charges		6,510.26
515 · MF Commission Reps		1,015,884.23
517 · Depreciation		17,464.02
520 · Contact Labor Expense		
Cravotta, Chris	2,360.75	
Cuomo, Kathy	23,530.00	
Leljedal, Marlea	11,522.50	
Lewis, Bethlehem	17,423.25	
Ottman, Marina	5,257.98	
Polkowska, Dorota	8,000.31	
Total 520 · Contact Labor Expense		68,094.79
521 · Membership Dues		1,267.49
522 · Subscriptions		471.41
524 · Meals & Entertainment		13,687.08
528 · Conference Fees		1,235.75
530 · Insurance Expense		
Auto	1,362.43	
Business	0.00	
Medical-Dental	4,623.35	
Total 530 · Insurance Expense		5,985.78
535 · Investment Fair		
Hotel	19,550.57	

			Jan - Dec '03
Meals & Entertainment		9,424.97	
office exp		2,716.88	
Prizes		5,478.18	
Total 535 · Investment Fair			37,170.60
536 · Compliance Meetings			1,933.25
537 · Legal & Professional Fees			30,845.15
540 · Medical & Dental Exp			165.79
544 · Regis Fees			85.00
545 · NASD Expenses			
Annual Fee		9,082.00	
Cont. Ed. Fee		1,495.00	
Disclosure Fee		190.00	
Fingerprint Fee		575.00	
Registration		1,960.00	
S17 Exam		150.00	
Series 6 Exam		360.00	
Series 63 Exam		70.00	
Series 7 Dev Fee		0.00	
Series 7 Exam		0.00	
State Regis Fee		340.00	
Termination Fee		1,920.00	
Transfer Fee		40.00	
Total 545 · NASD Expenses			16,182.00
549 · Office Expenses			13,791.05
550 · Sales Brochures			50.75
552 · Phone			
MISC		512.06	
Telekom - DSL line		4,429.20	
Total 552 · Phone			4,941.26
555 · Computer Expenses			2,323.92
556 · Network Subscriptions			2,275.36
557 · Publications			828.80
560 · Postage - American			1,187.54
561 · Postage - German			6,239.07
562 · Printing			
Business Card Printing		601.10	
Total 562 · Printing			601.10
563 · Promotional Expense			915.70
565 · Rent			24,879.68
567 · Repairs			
Office		561.71	
Total 567 · Repairs			561.71
575 · Travel			
Air Fare		8,582.63	
Car Rental			
Gasoline	23.80		
Car Rental - Other	292.00		
Total Car Rental		315.80	
Hotel		6,010.85	
Meals & Entertainment		2,453.04	
Other		156.10	
Taxis		605.77	
Train Tickets		21.46	

		Jan - Dec '03
Total 575 · Travel		18,145.65
576 · Utilities		4,966.38
600 · Exp - Integrated Benefits		3,354.30
614 · British Comm-Side chg		5,083.81
615 · British Comm Reps		73,933.92
Total Expense		1,402,499.38
Net Ordinary Income		227,495.11
Other Income/Expense		
Other Income		
450 · Interest Income		
Citibank Main Account	1,081.24	
Money Market Account	21.27	
Total 450 · Interest Income		1,102.51
460 · MISC Income		21,296.90
480 · Gain/Loss on Securities		5,135.39
485 · Gain/Loss on Exchange Rate		-1,480.82
Total Other Income		26,053.98
Other Expense		
580 · Taxes		
Einkommensteuer	183,819.55	
Gewerbesteuer	26,275.46	
Lohnsteuer	0.00	
Road Tax	471.14	
US Back Up Withholding	314.02	
US Income Tax	11,181.00	
Total 580 · Taxes		222,061.17
581 · Penalties		199.53
582 · Interest Expense		1,426.19
583 · NASD Focus Assessment		5,920.67
585 · Contributions		1,772.31
590 · Bad Debt		8,810.98
Total Other Expense		240,190.85
Net Other Income		-214,136.87
Net Income		**13,358.24**

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2003 to December 31, 2003

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent commissions due from investment companies for one-time purchases of mutual funds and are accrued upon notification of sale from sale from sales personnel.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers and short-term receivables (advances) due from registered representatives.

4. OTHER SECURITIES represent investments in marketable equity securities held by the business and are accounted for on a fair market value basis. INVESTMENT – GAIN (LOSS) represent the aggregate amount of gain/loss of value at fair market prices computed monthly.

5. PROPERTY, FURNITURE AND EUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. OTHER ASSETS represents cash on account with the NASD for exams/registrations of representatives, as well as reserve deposits with mutual fund companies.

7. ACCOUNTS PAYABLE-REGISTERED REPRESENTATIVES represent commissions due to representatives for one-time sales, thereby keeping consistency with accounting for RECEIVABLES-MUTUAL FUNDS COMMISSIONS DUE.

8. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

9. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 80% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 7).

10. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

Integrated Financial Planning Services
AUDITED COMPUTATION OF NET CAPITAL
For the year ended December 31, 2003

Total ownership equity	$ 386,870
Total ownership equity qualified for net capital	386,870
Total capital and allowable subloans	386,870
Deductions and/or charges total non-allowable assets	110,816
Net capital before haircuts	$ 276,054
Haircuts on securities	0
Net Capital	$ 276,054

Integrated Financial Planning Services
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
For the year ended December 31, 2003

Balance, January 1, 2003	$ 468,613
Net income (loss)	13,358
Additions, incl non-conforming capital	0.00
Deduction, incl non-conforming capital	95,101
Balance, December 31, 2003	$ 386,870

Integrated Financial Planning Services
Audited Statement of Cash Flows Worksheet
December 31, 2003
Year - to - Date

Net Income			$	13,358
Adjustments:				
Depreciation Expense	$	17,464		
(Increase)Decrease in A/R		31,918		
Increase(Decrease) in A/P		(36,134)		
(Increase)Decrease in Prepaid Exp.		(7,772)		
(Increase)Decrease in Securities		34,418		
				39,893
Net Cash provided by operating activities			$	53,251
Purchase of Equipment	$	(43,868)		
Disposal of Equipment		-		
Capital Withdrawals & Adjustments		(95,101)		
				(138,969)
Net Increase(Decrease) to cash			$	(85,718)
CASH BEGINNING BALANCE, January 1, 2003			$	370,168
CASH ENDING BALANCE, December 31, 2003				284,450
Net change to cash			$	(85,718)